SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

  (Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000; OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM ________ TO ________.

                        Commission file number: 0-13086
                                                -------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       FNB FINANCIAL SERVICES CORPORATION
                EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       FNB FINANCIAL SERVICES CORPORATION
                             202 South Main Street
                        Reidsville, North Carolina 27320

                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN




                              Financial Statements
                            for the three years ended
                                December 31, 2000

                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                  SHARING PLAN

                                    Contents

                                                                        Page

Report of Independent Accountants                                         2

Statements of Net Assets Available for Benefits
December 31, 2000 and 1999                                                3

Statements of Changes in Net Assets Available for Benefits
         December 31, 2000, 1999 and 1998                                 4

Notes to Financial Statements                                            5-10

Supplemental Schedules*
          Schedule H - Line 4I - Schedule of Assets Held for
                           Investment Purposes                           11


     * Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of FNB Financial Services Corporation
Employees' Savings Plus and Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
June 15, 2001

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2000 AND 1999


                                                                2000              1999
                                                           ---------------    -------------
Cash and cash equivalents                                     $    12,579      $     1,080
Investments, at fair value:
     Participant directed investments                           3,066,970        1,369,209
     FNB Financial Services Corporation Common stock
         (FNB Common Stock Fund) 55,655 shares in
         2000 and 39,669 shares in 1999                           507,966          433,657
                                                           ---------------    -------------
                      Total investments                         3,574,936        1,802,866
                                                           ---------------    -------------

Participant notes receivable                                       17,061                -
                                                           ---------------    -------------
                       Total assets                             3,604,576        1,803,946
                                                           ---------------    -------------

               Net assets available for benefits              $ 3,604,576      $ 1,803,946
                                                           ===============    =============


                 See accompanying notes to financial statements.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

                                                            2000                 1999                1998
                                                        -----------          -----------          -----------
Additions to net assets attributed to:
   Investment income:
     Net realized and unrealized appreciation           $  (239,383)         $   (43,546)         $  (107,157)
(depreciation) in fair value of investments
     Interest and dividends                                  21,154               29,699               49,306
                                                        -----------          -----------          -----------

                        Total investment income            (218,229)             (13,847)             (57,851)
                                                        -----------          -----------          -----------


Contributions :
     Participants'                                          383,934              221,581              229,263
     Employers'                                             132,300               84,924               73,702
                                                        -----------          -----------          -----------

                         Total contributions                516,234              306,505              302,965
                                                        -----------          -----------          -----------

     Transfer from merged Black Diamond Bank
        Profit Sharing Plan                               1,729,345                 --                   --
                                                        -----------          -----------          -----------

                          Total additions                 2,027,350              292,658              245,114
                                                        -----------          -----------          -----------


Deductions from net assets attributed to:
     Benefits paid to participants                          201,906              347,635               48,328
     Administrative expenses                                 24,814               44,175               24,395
                                                        -----------          -----------          -----------

                          Total deductions                  226,720              391,810               72,723
                                                        -----------          -----------          -----------

                           Net increase (decrease)        1,800,630              (99,152)             172,391
                                                        -----------          -----------          -----------


Net assets available for benefits
     Beginning of year                                    1,803,946            1,903,098            1,730,707
                                                        -----------          -----------          -----------
     End of year                                        $ 3,604,576          $ 1,803,946          $ 1,903,098
                                                        ===========          ===========          ===========


         See accompanying notes to financial statements.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                          Notes to Financial Statements
                        December 31, 2000, 1999 and 1998

Note 1 - Description of plan

The following description of the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution plan covering all full-time employees of FNB Financial Services Corporation (the "Company") who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Board of Directors approved a plan to merge the Black Diamond Bank Profit Sharing Plan into the FNB Financial Services Corporation Employees' Savings Plus and Profit Sharing Plan as of January 1, 2000. The Black Diamond Savings Plan had net assets of $1,729,345 at December 31, 1999.

Contributions - Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Company makes matching contributions of 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Discretionary contributions may be contributed at the option of the Company's Board of Directors. The Company's Board of Directors has not elected to make a discretionary contribution in any of the plan years since existence. Contributions are subject to certain limitations.

Participant accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
(b) Plan earnings. Each account is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant vests 20 percent per year until 100 percent vested after 5 years of credited service for both the matching and discretionary contributions.

Investment options - Upon enrollment in the Plan, a participant may direct their contributions in 10 percent increments in any of twelve investment options.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                          Notes to Financial Statements
                        December 31, 2000, 1999 and 1998

Note 1 - Description of plan (continued)

         Guaranteed Interest Fund - The portfolio is composed primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments.

         Core Bond Fund - The portfolio is composed primarily of investment-grade, publicly traded bonds including corporate, mortgage-backed, and government bonds.

         Balanced Fund - The portfolio is composed primarily of a diversified mix of fixed-income and equity securities and money market investments.

         Equity-Income Fund - The portfolio is primarily composed of large capitalization value oriented stocks that offer current income potential.

         Indexed Equity Fund - The portfolio is generally composed of stocks that comprise the Standard and Poor's 500 Index.

         Growth & Income Fund - The portfolio is composed of growth-oriented stocks for capital appreciation and dividend-paying stocks, bonds and convertible securities for current income.

         Growth Fund - The portfolio is generally stocks in companies believed to offer better than average prospects for long-term growth.

         Emerging Growth Fund - The portfolio is primarily composed of stocks believed to have better than average long-term growth potential, that are in early stage of their life cycle, with the potential to become major enterprises.

         Small Cap Value Fund - The portfolio is primarily composed of stocks of smaller capitalization companies with some unique product, market position or operating characteristic.

         Small Cap Growth Fund - The portfolio is primarily composed of stocks of small, rapidly growing companies with the potential for long-term growth.

         Mid Cap Growth Fund - The portfolio is primarily composed of stocks with capitalizations in the range of the Standard & Poor's Mid Cap 400 Index.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2000, 1999 and 1998

Note 1 - Description of plan (continued)

         International Equity Fund - The portfolio is primarily composed of stocks of varied-sized companies located around the world, including the Far East, Europe and emerging markets.

         FNB Financial Services Corporation Common Stock - Funds are invested principally in FNB Financial Services Corporation common stock purchased at current market prices.

The employer matching contribution is invested in the FNB Financial Services Corporation Common Stock Fund. The participants may not direct or redirect investments of employer matching contributions.

Participant loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participants' account and bear interest at a rate of prime plus 1%.

Payment of benefits - On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a reasonable period not to exceed the participant's life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution, a deferred annuity to commence on the date the participant could have retired or leave the money in the account until reaching age 70 1/2. Under the last two options the account balance must be greater than $5,000.

Forfeited accounts - Forfeited nonvested employer matching accounts will be used to reduce future employer matching contributions. Forfeited nonvested employer profit sharing accounts shall be reallocated to remaining eligible participants' profit sharing accounts. Forfeited nonvested accounts totaled $8,342 at December 31, 2000 and $8,990 at December 31, 1999.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2000, 1999 and 1998

Note 2 - Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment valuation and income recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value investments. The Company stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid.

Cash and cash equivalents

The Plan considers highly liquid debt instruments purchased with maturity dates of three months or less to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

The Plan has adopted the provisions of SOP 99-3, "Accounting for and Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters." Under the provisions of this statement, a defined contribution plan that allows participant-directed investment programs is no longer required to disclose amounts relating to those individual programs as a separate fund in the financial statements in columnar form, or in

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2000, 1999 and 1998

Note 2 - Summary of accounting policies (continued)

the related disclosures, or by separate financial statements for each program as required by Practice Bulletin 12, "Reporting Separate Investment Fund Option Information of Defined Contribution Pension Plans." Additionally, defined contribution plans are no longer required to present participant-directed plan investments in the statement of net assets available for benefits by general type. Accordingly, amounts as of December 31, 1999 and for the years ended December 31, 1999 and 1998 have been reclassified to conform to the current year presentation.

Note 3 - Investments

The following presents investments that represent 5 percent or more of the Plan's assets at December 31, 2000 and 1999.

                                                                                  2000              1999
                                                                              -------------    --------------
FNB Financial Services Corporation Common stock
     55,655 shares and 46,603 shares, respectively                             $  507,966        $  433,657
Oppenheimer Int'l Equity Fund 1,485 shares and 0 shares,
     respectively                                                                 200,011                 -
Mass Mutual Indexed Equity Fund 12,003 shares and 0
     shares,  respectively                                                      1,164,904                 -
Fidelity Equity Income II Fund 2,035 shares and 0 shares,
     respectively                                                                 481,186                 -
Mass Mutual Balanced Fund 4,521 shares and 0 shares,
     respectively                                                                 429,395                 -
Vanguard Wellesley Income Fund 0 and 10,398 shares,
     respectively                                                                       -           196,007
Fidelity Disciplined Equity Fund 0 and 33,160 shares,
     respectively                                                                       -         1,011,709
T. Rowe Price International Stock Fund 0 and 6,557 shares,
     respectively                                                                       -           124,772

Net unrealized and unrealized appreciation (depreciation) in fair value of investments included in Plan equity includes the following:

                                           Net Realized and Unrealized Appreciation (Depreciation)
                                                in Fair Value for the Year Ended December 31
                                         -----------------------------------------------------------
                                              2000                 1999                  1998
                                         ----------------     ---------------       ----------------
Mutual funds                              $      16,287         $   206,362           $    173,300
Pooled investment accounts                     (236,772)                  -                      -
FNB Financial Services
Corporation Common Stock                        (18,898)           (249,908)              (280,457)
                                         ----------------     ---------------       ----------------
                                          $    (239,383)        $   (43,546)          $   (107,157)
                                         ================     ===============       ================

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

                    Notes to Financial Statements (continued)
                        December 31, 2000, 1999 and 1998

Note 4 - Nonparticipant-Directed Investments

Information about the net assets at December 31, 2000 and 1999 and the significant components of the changes in net assets relating to the nonparticipant-directed investments during the three years ended December 31, 2000 is as follows:

                                                      December 31
                                        --------------------------------------
                                               2000                 1999
                                        ---------------     ------------------
Net assets:
FNB Financial Services Corporation
   Common Stock                              $507,966             $433,657
                                        ===============     ==================

                                                                    Year Ended December 31
                                                    --------------------------------------------------------
                                                        2000                1999                 1998
                                                    --------------    -----------------    -----------------
Changes in net assets:
  Contributions:
      Participant                                        $ 19,253          $    97,514          $   110,429
      Employer                                            132,300               84,924               73,702
  Dividends                                                 7,537                7,562                7,405
  Net depreciation                                        (18,898)            (249,908)            (280,457)
  Benefits paid to participants                           (26,654)             (78,151)              (9,570)
  Administrative expense                                   (8,711)              (6,270)              (5,227)
  Loan withdrawals                                           (249)                   -                    -
  Forfeitures                                              (2,694)                (402)                   -
  Transfers to participant-directed investments           (27,575)             (17,474)                   -
                                                    --------------    -----------------    -----------------
                                                         $ 74,309          $ (162,205)          $ (103,718)
                                                    ==============    =================    =================

Note 5 - Plan termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Note 6 - Tax status

The Internal Revenue Service has determined and informed the Company by a letter dated February 11, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                       FNB FINANCIAL SERVICES CORPORATION
                 EMPLOYEES' SAVINGS PLUS AND PROFIT SHARING PLAN

Schedule H - Line 4i - Schedule of Assets Held for Investment Purposes at December 31, 2000.

 Identity of issuer, borrower, lessor                                           Number of                           Current
           or similar party                   Description of Investment          Shares            Cost              Value
----------------------------------------    -------------------------------    -----------     -------------    --------------
Mass Mutual                                 Guaranteed interest account           117,493          $117,493          $117,493
Babson Core Bond                            Core bond fund                            516            51,662            56,327
Oppenheimer Growth and Income               Growth and income fund                    513           103,211            94,345
Oppenheimer Emerging Growth                 Emerging growth fund                      874           149,323           108,479
Oppenheimer International Equity            International equity fund               1,485           257,463           200,011
Mass Mutual Indexed Equity                  Indexed equity fund                    12,003         1,219,684         1,164,904
Mass Mutual Growth Equity                   Growth fund                             1,233           166,758           150,388
Fidelity Equity Income II                   Equity income fund                      2,035           420,359           481,186
Mass Mutual Balanced                        Balanced fund                           4,521           398,487           429,395
Mass Mutual Small Cap Growth                Small cap growth fund                     840           146,058           116,591
Mass Mutual Mid Cap Growth                  Mid cap growth fund                       697           104,092            90,049
Babson Small Cap Equity                     Small cap value fund                      493            53,205            57,802
Participant notes receivable                Notes receivable                          N/A                 -            17,061
FNB Financial Services Corp. stock          Employer stock                         55,655           555,767           507,966
                                                                                               -------------    --------------

                                                                                                $ 3,743,562       $ 3,591,997
                                                                                               =============    ==============

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                       FNB FINANCIAL SERVICES CORPORATION
                       EMPLOYEES' SAVINGS PLUS AND PROFIT
                                    SHARING PLAN



Date:  June 28, 2001                By:      /s/  Richard L. Powell
                                         ------------------------------